                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                       Under the Securities Exchange Act
                                    of 1934

                               (Amendment No. 16)

                        PHILADELPHIA SUBURBAN CORPORATION
                        ---------------------------------
                                (Name of issuer)

                     Common Stock, Par Value $.50 Per Share
                     --------------------------------------
                         (Title of class of securities)

                                 718009 6 08
                            ----------------------
                                (CUSIP Number)

                                Alain Brunais
                         Compagnie Generale des Eaux
                                52 Rue d'Anjou
                              75384 Paris, France
                                3314-924-4924
                      ----------------------------------
                (Name, address, and telephone number of person
              authorized to receive notices and communications)

                   Copies of all notices should be sent to:

                           Rohan S. Weerasinghe, Esq.
                             Shearman & Sterling
                             599 Lexington Avenue
                          New York, New York  10022
                                (212) 848-7088

                                 May 13, 1993
                         ---------------------------
                        (Date of event which requires
                          filing of this statement)


                 If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following box: / /

Check the following box if a fee is being paid with this statement:  / /

CUSIP No. 718009 6 08

(1)                     Name of Reporting Person
                        S.S. or I.R.S. Identification No. of Above Person

                         Compagnie Generale des Eaux
                         ---------------------------------------------------------------------------------------------------

(2)                     Check the Appropriate Box if a Member of a Group (See
                        Instructions)

/x/                     (a)
                            ------------------------------------------------------------------------------------------------

/ /                     (b)
                            ------------------------------------------------------------------------------------------------

                        ----------------------------------------------------------------------------------------------------

(3)                     SEC Use Only
                                    ----------------------------------------------------------------------------------------

                        ----------------------------------------------------------------------------------------------------

(4)                     Source of Funds (See Instructions)
                                                           -----------------------------------------------------------------

                        ----------------------------------------------------------------------------------------------------

(5)                     Check if Disclosure of Legal Proceedings is Required
                        Pursuant to Item 2(d) or 2(e).
                                                                                                   / /
                        ---------------------------------------------------------------------------------------------------

(6)                     Citizenship or Place of Organization  France
                                                             --------------------------------------------------------------

                        ---------------------------------------------------------------------------------------------------


- --------------------------------
                   Number of              (7)    Sole Voting Power                               1,493,600
                                                                   --------------------------------------------------------
                    Shares
                                                 --------------------------------------------------------------------------
                 Beneficially             (8)    Shared Voting Power                               120,000
                                                                     ------------------------------------------------------
                   Owned by
                                                 --------------------------------------------------------------------------
                     Each                 (9)    Sole Dispositive Power                          1,493,600
                                                                        ---------------------------------------------------
                   Reporting
                                                 --------------------------------------------------------------------------
                    Person               (10)    Shared Dispositive Power                          120,000
                                                                          -------------------------------------------------
                     With
- --------------------------------                 --------------------------------------------------------------------------

(11)                   Aggregate Amount Beneficially Owned by Each Reporting
                       Person   1,613,600
                              ---------------------------------------------------------------------------------------------

(12)                   Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions)
                                                                                                      / /
                         --------------------------------------------------------------------------------------------------

(13)                   Percent of Class Represented by Amount in Row (11)
                       Approximately 14.1% (based upon 11,404,928 shares outstanding as of March 1,
                       ----------------------------------------------------------------------------------------------------
                        1994 according to Philadelphia Suburban Corporation's Report on Form 10-K for
                       ----------------------------------------------------------------------------------------------------
                        the Year ended December 31, 1993).
                       ----------------------------------------------------------------------------------------------------

(14)                   Type of Reporting Person (See Instructions)  CO
                                                                   --------------------------------------------------------

CUSIP No. 718009 6 08

(1)                    Name of Reporting Person
                       S.S. or I.R.S. Identification No. of Above Person

                        Anjou International Company
                        ---------------------------------------------------------------------------------------------------

(2)                    Check the Appropriate Box if a Member of a Group (See
                       Instructions)

/x/                    (a)
                           ------------------------------------------------------------------------------------------------

/ /                    (b)
                           ------------------------------------------------------------------------------------------------

                       ----------------------------------------------------------------------------------------------------

(3)                    SEC Use Only
                                   ----------------------------------------------------------------------------------------

                       ----------------------------------------------------------------------------------------------------

(4)                    Source of Funds (See Instructions)          WC
                                                          -----------------------------------------------------------------

                       ----------------------------------------------------------------------------------------------------

(5)                    Check if Disclosure of Legal Proceedings is Required
                       Pursuant to Item 2(d) or 2(e).
                                                                                                       / /
                       ----------------------------------------------------------------------------------------------------

(6)                    Citizenship or Place of Organization  Delaware
                                                            ---------------------------------------------------------------

                       ----------------------------------------------------------------------------------------------------


- --------------------------------
                   Number of              (7)    Sole Voting Power                                       0
                                                                   --------------------------------------------------------
                    Shares
                                                 --------------------------------------------------------------------------
                 Beneficially             (8)    Shared Voting Power                               120,000
                                                                     ------------------------------------------------------
                   Owned by
                                                 --------------------------------------------------------------------------
                     Each                 (9)    Sole Dispositive Power                                  0
                                                                        ---------------------------------------------------
                   Reporting
                                                 --------------------------------------------------------------------------
                    Person               (10)    Shared Dispositive Power                          120,000
                                                                          -------------------------------------------------
                     With
- --------------------------------                 --------------------------------------------------------------------------

(11)                   Aggregate Amount Beneficially Owned by Each Reporting
                       Person   120,000
                              ---------------------------------------------------------------------------------------------

(12)                   Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions)
                                                                                   / /
                         --------------------------------------------------------------------------------------------------

(13)                   Percent of Class Represented by Amount in Row (11)
                       Approximately 14.1% (based upon 11,404,928 shares outstanding as of March 1,
                       ----------------------------------------------------------------------------------------------------
                        1994 according to Philadelphia Suburban Corporation's Report on Form 10-K for
                       ----------------------------------------------------------------------------------------------------
                        the Year ended December 31, 1993).
                       ----------------------------------------------------------------------------------------------------

(14)                   Type of Reporting Person (See Instructions)  CO
                                                                   --------------------------------------------------------

              This Amendment No. 16, which amends and restates in its entirety the Statement on Schedule 13D, dated September 7, 1983, as amended, of Compagnie Generale des Eaux ("CGE"), is filed to reflect information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to the shares of Common Stock, par value $.50 per share, of Philadelphia Suburban Corporation, a Pennsylvania corporation (the "Issuer").

Item 1.       Security and Issuer.

              The Issuer's principal executive offices are located at 762 Lancaster Drive, Bryn Mawr, Pennsylvania 19010. This statement relates to the shares of common stock, par value $.50 per share, of the Issuer (the "Shares").

Item 2.       Identity and Background.

              (a) This statement is filed by CGE, a French corporation, and Anjou International Company ("Anjou"), a wholly owned subsidiary of CGE.

              (b) The business address of CGE is 52 Rue d'Anjou, 75384 Paris, France. The business address of Anjou is 1105 North Market Street, Suite 1300, P.O. Box 8985, Wilmington, Delaware 19899.

              (c) CGE and its subsidiaries are a diversified group of local service companies primarily engaged in providing a comprehensive range of public, institutional and industrial service needs for water, power, heating and urban maintenance. In France, CGE, together with its subsidiaries, is one of the nation's largest cable broadcasters and cellular telephone network operators and one of the leading managers of private health clinics and parking lots.

              Anjou is a holding company for certain of CGE's interests in the United States.

              The names, residence or business addresses and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of CGE and of Anjou are set forth in Exhibit A hereto and incorporated herein by reference.

              (d) During the last five years, neither CGE nor, to the best of CGE's knowledge, any of the directors or executive officers of CGE have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

              During the last five years, neither Anjou nor, to the best of Anjou's knowledge, any of the directors or executive officers of Anjou have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

              (e) During the last five years, neither CGE nor, to the best of CGE's knowledge, any of the directors or executive officers of CGE was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              During the last five years, neither Anjou nor, to the best of Anjou's knowledge, any of the directors or executive officers of Anjou was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f) The citizenship of the executive officers and the directors of CGE and Anjou is set forth in Exhibit A hereto and incorporated herein by reference.

Item 3.       Source and Amount of Funds or Other Consideration.

              The source of the funds used to finance the acquisitions reported by this Amendment No. 16 was working capital. The total amount of such funds was $2,196,250.00, exclusive of brokerage commissions.

Item 4.       Purpose of Transaction.

              The Shares purchased by CGE and Anjou to the date hereof were acquired, and are being held, as an investment. Neither CGE nor Anjou has any present plans or proposals which may relate to or would result in:

              (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

              (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

              (c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

              (d) Any material change in the present capitalization or dividend policy of the Issuer;

              (e) Any other material change in the Issuer's business or corporate structure;

              (f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

              (g) A class of securities of the Issuer being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

              (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

              (i)     Any action similar to any of those enumerated above.

              As a result of the sale by the Issuer of 1,100,000 newly issued Shares on April 21, 1993, CGE's ownership percentage of the outstanding Shares was reduced from approximately 15.1% to approximately 13.3%. CGE presently intends, depending upon market conditions and share prices, to acquire (either directly or through a subsidiary, including Anjou) additional Shares from time to time in the open market or in negotiated transactions or both to increase its ownership percentage of the outstanding Shares. CGE has advised the Issuer that such purchases of Shares will be solely for investment purposes. CGE filed a Premerger Notification and Report Form with the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 stating its intention to purchase additional Shares, which purchases will result in CGE holding at least 15% of the outstanding Shares. CGE intends to review its investment position in the Issuer periodically and, depending on such review and the Issuer's business, prospects and future developments, CGE may seek to acquire further Shares or may sell its Shares.


Item 5.       Interest in Securities of the Issuer.

              (a) As of May 26, 1994, CGE was the owner of 1,493,600 Shares constituting approximately 13.1% of the outstanding Shares (based upon 11,404,928 Shares outstanding as calculated above). To the best knowledge of CGE, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares.

              As of May 26, 1994, Anjou was the owner of 120,000 Shares constituting approximately 1.0% of the outstanding Shares (based upon 11,404,928 Shares outstanding as calculated above). To the best knowledge of Anjou, no director or executive officer of Anjou International Company owns or has any right to acquire, directly or indirectly, any Shares.

              As of May 26, 1994, CGE and Anjou were the beneficial owners of 1,613,600 Shares constituting approximately 14.1% of the outstanding Shares (based upon 11,404,928 Shares outstanding as calculated above).

              (b) CGE has the sole power to vote or direct the disposition of 1,493,600 Shares. CGE has the shared power to vote or direct the disposition of 120,000 Shares. Anjou has the shared power to vote or direct the disposition of 120,000 Shares.

              (c) In the past sixty days, Anjou has made the following purchases of Shares, all of which were open market transactions on the New York Stock Exchange.

                                                                             Price Per Share (excluding
          Date of Purchase               Number of Shares Purchased                 commissions)
          ----------------               --------------------------       -------------------------------
              04/11/94                               1,100                         17 5/8

              04/12/94                                 100                         17 5/8

              04/13/94                                 800                         17 7/8
                                                       500                         17 5/8

              04/18/94                               1,000                         17 3/4

              04/19/94                                 500                         18
                                                     1,000                         17 7/8

              04/20/94                                 500                         18 1/8
                                                     1,000                         18

              04/21/94                                 500                         18 1/4
                                                     1,000                         18

              04/22/94                                 500                         18
                                                     1,000                         17 7/8

              04/26/94                                 500                         18 1/4
                                                       400                         18
                                                       100                         17 7/8

              04/28/94                                 500                         18
                                                       900                         17 7/8

              04/29/94                                 800                         17 7/8

                                                                             Price Per Share (excluding
          Date of Purchase               Number of Shares Purchased                 commissions)
          ----------------               --------------------------       -------------------------------
              05/03/94                               1,200                         18

              05/04/94                                 500                         18
                                                       500                         17 7/8

              05/05/94                                 500                         18 1/8
                                                       500                         18

              05/06/94                                 500                         18

              05/09/94                               1,000                         18

              05/10/94                               1,000                         17 3/4

              05/11/94                               1,000                         17 3/4

              05/12/94                               1,000                         17 1/2

              05/13/94                                 300                         17 5/8
                                                       700                         17 7/8

              05/16/94                                 800                         17 7/8

              05/17/94                               1,000                         18

              05/18/94                               1,200                         18

              05/19/94                               1,000                         18


                      Except as set forth above, neither CGE nor (to the best of CGE's knowledge) any executive officer or director of CGE (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past 60 days, effected any transactions in the Shares.

                      Except as set forth above, neither Anjou nor (to the best of Anjou's knowledge) any executive officer or director of Anjou (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past 60 days, effected any transactions in the Shares.

              (d)  Not applicable.

              (e)  Not applicable.

Item 6.       Contracts, Arrangements, Understandings, or
              Relationships with Respect to Securities of the Issuer.

              Anjou is a wholly owned subsidiary of CGE. Neither CGE nor Anjou has, and (to the best of CGE's and Anjou's knowledge) no person named in Item 2 hereof has, any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, but not limited to any contract, arrangement, understanding, or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.       Material to be Filed as Exhibits.


              (A)  List of Directors and Officers of CGE and Anjou.

                                   SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        COMPAGNIE GENERALE DES EAUX



                        By    /s/ Claudio Elia
                          ------------------------------------------------
                          Name:   Claudio Elia
                          Title:  President and CEO
                                  Anjou International Company, pursuant to a
                                  power of attorney contained in the Statement
                                  on Schedule 13D, as amended



Dated:  June 1, 1994

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      ANJOU INTERNATIONAL COMPANY


                                      By    /s/ Claudio Elia
                                         -------------------------------------
                                          Name:   Claudio Elia
                                          Title:  President and CEO
                                                  Anjou International Company


Dated:  June 1, 1994

                                   EXHIBIT A

                      Directors and Executive Officers of
                          Compagnie Generale des Eaux


                                                                                            Present Principal Occupation or
                                                                                            Employment, Including the Name
                                                                                            (principal business) and Address (if
    Position with Compagnie                                                                 different than
    Generale Des Eaux               Name and Business Address                Citizenship    Business Address) of Employer
    --------------------------      -------------------------                -----------    -----------------------------
    I.  Directors
        ---------

    Chairman of the Board and       Guy Dejouany                             French         Chairman of the Board and Chief
    Chief Executive Officer         c/o Compagnie Generale des Eaux                         Executive Officer of Compagnie
                                    52 Rue d'Anjou                                          Generale des Eaux
                                    75384 Paris, France

    Vice President and Director     Jean-Louis Beffa                         French         Chairman and Chief Executive Officer
                                    c/o Compagnie Saint Gobain les Miroirs                  of Compagnie Saint Gobain Pont-a-
                                    18, Avenue d'Alsace                                     Mousson
                                    92400 Courbevoie, France

    Vice President and Director     Ambroise Roux                            French         Honorary Chairman of Alcatel Alsthom
                                    8 Bis, Rue Marguerite
                                    75017 Paris, France

    Director                        Jacques Calvet                           French         Chief Executive Officer of Peugeot
                                    c/o Peugeot S.A.                                        S.A.
                                    75 Avenue de la Grande Armee
                                    75116 Paris, France

    Director                        Roland Genin                             French         Retired
                                    5, rue der Trois Epis
                                    54600 Villers Les
                                    Nancy, France

    Director and General Manager    Paul-Louis Girardot                      French         General Manager of Compagnie
                                    c/o Compagnie Generale                                  Generale des Eaux
                                    des Eaux
                                    52 Rue d'Anjou
                                    75384 Paris, France

    Director                        Jacques-Henri Gougenheim                 French         Chairman of Banque Worms
                                    c/o UAP International
                                    9 Place Vendome
                                    75052 Paris, Cedex 01 France

                                                                                            Present Principal Occupation or
                                                                                            Employment, Including the Name
                                                                                            (principal business) and Address (if
    Position with Compagnie                                                                 different than
    Generale Des Eaux               Name and Business Address                Citizenship    Business Address) of Employer
    --------------------------      -------------------------                -----------    -----------------------------
    Director                        Loik Le Floch-Prigent                    French         Chairman and Chief Executive Officer
                                    c/o Gaz de France                                       Gaz de France
                                    23 Rue Philibert Delorme
                                    75840 Paris Cedex 12

    Director                        Jean-Pierre Mallet                       French         Honorary Chairman of Banque de
                                    c/o Banque de Neuflize                                  Neuflize Schlumberger Mallet
                                    Schlumberger Mallet
                                    3 Avenue Hoche
                                    75008 Paris, France

    Director                        Jacques Pillet-Will                      French         Honorary Chairman of Banque de
                                    16 Rue de Teheran                                       Picardie
                                    75008 Paris, France

    Director                        Pierre Suard                             French         Chairman of Alcatel Alsthom
                                    c/o Alcatel Alsthom
                                    54 Rue de Boetie
                                    75008 Paris, France

    Director                        Rene Thomas                              French         Chairman and CEO of Banexi
                                    c/o Banexi
                                    16 Blvd. des Italiens
                                    75009 Paris, France

    Director                        Marc Vienot                              French         Chairman of Societe Generale
                                    c/o Societe Generale
                                    29 Boulevard Haussman
                                    75009 Paris, France

                                                                                            Present Principal Occupation or
                                                                                            Employment, Including the Name
                                                                                            (principal business) and Address (if
    Position with Compagnie                                                                 different than
    Generale Des Eaux               Name and Business Address                Citizenship    Business Address) of Employer
    --------------------------      -------------------------                -----------    -----------------------------
    II.  Executive Officers
    (other than those who are
    also Directors)
                                    Jacques-Henri David                      French         Directeur General
                                    c/o Compagnie Generale
                                    des Eaux
                                    52 Rue d'Anjou
                                    75384 Paris, France

                                    Jean-Dominique Deschamps                 French         Directeur General
                                    c/o Compagnie Generale des Eaux                         Adjoint
                                    52 Rue d'Anjou
                                    75384 Paris, France

                                    Bernard Forterre                         French         Directeur General
                                    c/o Compagnie Generale                                  Adjoint
                                    des Eaux
                                    52 Rue d'Anjou
                                    75384 Paris, France

                                    Jean-Pierre Quinio                       French         Directeur General Adjoint
                                    c/o Compagnie Generale
                                    des Eaux
                                    52 Rue d'Anjou
                                    75384 Paris, France

                                    Michel Sage                              French         Directeur General Adjoint
                                    c/o Compagnie Generale
                                    des Eaux
                                    52 Rue d' Anjou
                                    75384, Paris, France

                                    Jean-Marc Oury                           French         Directeur de la Compagnie
                                    c/o Compagnie Generale
                                    des Eaux
                                    52 Rue d'Anjou
                                    75384 Paris, France

                                    Henri Proglio                            French         Directeur de la Compagnie
                                    c/o Compagnie Generale
                                    des Eaux
                                    52 Rue d'Anjou
                                    75384 Paris, France

                                                                                            Present Principal Occupation or
                                                                                            Employment, Including the Name
                                                                                            (principal business) and Address (if
    Position with Compagnie                                                                 different than
    Generale Des Eaux               Name and Business Address                Citizenship    Business Address) of Employer
    --------------------------      -------------------------                -----------    -----------------------------
                                    Pierre Schulhof                          French         Directeur de la Compagnie
                                    c/o Compagnie Generale
                                    des Eaux
                                    52 Rue d'Anjou
                                    75384 Paris, France

                                    Jean-Pierre Tardieu                      French         Directeur de la Compagnie
                                    c/o Compagnie Generale
                                    des Eaux
                                    52 Rue d'Anjou
                                    75384 Paris, France

                                    Antoine Zacharias                        French         Directeur de la Compagnie
                                    c/o Compagnie Generale
                                    des Eaux
                                    52 Rue d'Anjou
                                    75384 Paris, France

                                    Andre Morange                            French         Directeur de la Compagnie
                                    c/o Compagnie Generale
                                    des Eaux
                                    52 Rue d'Anjou
                                    75384 Paris, France

                                    Alain Bravo                              French         Directeur de la Compagnie
                                    c/o Compagnie Generale
                                    des Eaux
                                    52 Rue d'Anjou
                                    75384 Paris, France

                                    Michel Villaneau                         French         Directeur de la Compagnie
                                    c/o Compagnie Generale
                                    des Eaux
                                    52 Rue d'Anjou
                                    75384 Paris, France

                                    Jean-Marc Espalioux                      French         Directeur Financier de la Compagnie
                                    c/o Compagnie Generale
                                    des Eaux
                                    52 Rue d'Anjou
                                    75384 Paris, France

                                    Christian Castaignet                     French         Directeur du Personnel
                                    c/o Compagnie Generale
                                    des Eaux
                                    52 Rue d'Anjou
                                    75384 Paris, France

                                                                                            Present Principal Occupation or
                                                                                            Employment, Including the Name
                                                                                            (principal business) and Address (if
    Position with Compagnie                                                                 different than
    Generale Des Eaux               Name and Business Address                Citizenship    Business Address) of Employer
    --------------------------      -------------------------                -----------    -----------------------------
                                    Etienne Mallet                           French         Directeur de la Communication et des
                                    c/o Compagnie Generale                                  Relations Exterieures
                                    des Eaux
                                    52 Rue d'Anjou
                                    75384 Paris, France

                                    Bernard Portnoi                          French         Directeur Juridique et
                                    c/o Compagnie Generale                                  Directeur des Services
                                    des Eaux                                                Administratifs de la Compagnie
                                    52 Rue d'Anjou
                                    75384 Paris, France

                      Directors and Executive Officers of
                          Anjou International Company


                                                                                            Present Principal Occupation or
                                                                                            Employment, Including the Name
                                                                                            (principal business) and Address (if
    Position with Anjou                                                                     different than
    International Company           Name and Business Address                Citizenship    Business Address) of Employer
    ---------------------           -------------------------                -----------    -----------------------------
    I.  Directors
        ---------

    Chairman of the Board           Guy Dejouany                             French         Chairman of the Board and Chief
                                    c/o Compagnie Generale                                  Executive Officer of Compagnie
                                    des Eaux                                                Generale des Eaux
                                    52 Rue d'Anjou
                                    75384 Paris, France

    Director                        Jean-Dominique Deschamps                 French         Directeur General Adjoint of
                                    c/o Compagnie Generale                                  Compagnie Generale des Eaux
                                    des Eaux
                                    52 Rue d'Anjou
                                    75384 Paris, France

    Director                        Bernard Forterre                         French         Directeur General Adjoint of
                                    c/o Compagnie Generale                                  Compagnie Generale des Eaux
                                    des Eaux
                                    52 Rue d'Anjou
                                    75384 Paris, France

    Director                        Claudio Elia                             French         President and CEO of Anjou
                                    c/o Anjou International Company                        International Company
                                    1105 North Market Street
                                    Suite 1300
                                    P.O. Box 8985
                                    Wilmington, Delaware 19899

    II.  Executive Officers
         ------------------
    (other than those
    who are also directors)

                                    John T. Kelly                            USA            Vice President - Finance and
                                    c/o Anjou International Company                         Administration
                                    1105 North Market Street
                                    Suite 1300
                                    P.O Box 8985
                                    Wilmington, Delaware 19899

                                                                                            Present Principal Occupation or
                                                                                            Employment, Including the Name
                                                                                            (principal business) and Address (if
    Position with Anjou                                                                     different than
    International Company           Name and Business Address                Citizenship    Business Address) of Employer
    ---------------------           -------------------------                -----------    -----------------------------
                                    Christian G. Farman                      USA            Vice President and Controller
                                    c/o Anjou International Company
                                    1105 North Market Street
                                    Suite 1300
                                    P.O Box 8985
                                    Wilmington, Delaware 19899





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